March 28, 2008

Ms. Donna Levy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SulphCo, Inc.
Registration Statement on Form S-3
Filed February 1, 2008
File No. 333-148499

Dear Ms. Levy:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, and in connection with the Registration Statement on Form S-3 of SulphCo, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2008, the undersigned hereby requests acceleration of the effective date of said Registration Statement to 4 p.m. Eastern Standard Time on Tuesday, April 1, 2008, or as soon thereafter as practicable.

As requested from the staff of the Commission relating to the above-referenced filing, the Company hereby acknowledges the following:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following effectiveness, please confirm the same by so advising our counsel, Robert Shin of Kirkpatrick & Lockhart Preston Gates Ellis LLP, at (212) 536-4885.

Very truly yours,

/s/ Stanley W. Farmer
Stanley W. Farmer
Vice President and Chief Financial Officer

cc:	Robert S. Matlin, Esq.
Robert Shin, Esq.

Corporate Headquarters: 4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX USA 77043
Tel: +1 (713) 896-9100 Fax: +1 (713) 896-8803
www.SulphCo.com